UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


	SCHEDULE 13G
	(Rule 13d-102)
	Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934*


Platinum Entertainment, Inc.


(Name of Issuer)


Common Stock, par value $.001 per share


(Title of Class of Securities)


727909-10-3



(CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

	SCHEDULE 13G

CUSIP No. 727909-10-3                              Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


	Andrew J. Filipowski


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) _
    Not Applicable                      (b) _


3   SEC USE ONLY






4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5   SOLE VOTING POWER


	472,200(a)


6   SHARED VOTING POWER

    492,777(b)


7   SOLE DISPOSITIVE POWER

    472,200(a)


8   SHARED DISPOSITIVE POWER

	492,777(b)

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	964,977(a)(c)


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES* _


	No


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    14.5%


12  TYPE OF REPORTING PERSON*

    IN



	*SEE INSTRUCTIONS BEFORE FILLING OUT!




(a) Includes 24,000 shares which Mr. Filipowski has the right to acquire pursuant to the exercise of vested stock options held by Mr. Filipowski.
(b) Includes 99,067 owned by Platinum Venture Partners I, L.P. ("PVP I"). Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP I and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP I. Mr. Filipowski disclaims beneficial ownership of such shares.
(c) Includes 56,250 shares which Mr. Filipowski has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held in the name of Platinum Venture Partners II, L.P. ("PVPII"). Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP II.
(d) Includes 337,500 shares which PVP II has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock. Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP II. Mr. Filipowski disclaims beneficial ownership of such shares.
(e) Includes 99,067 shares owned by PVP I.
(f) Includes 393,750 shares held by PVP II.

SEC 1745(2-95)                                  Page 3 of 7

Item 1(a)	Name of Issuer:

			Platinum Entertainment, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

			2001 Butterfield Road
			Downers Grove, Illinois 60515

Item 2(a)	Name of Person Filing:

			Andrew J. Filipowski

Item 2(b)	Address of Principal Business Office or, if None, Residence:

			1815 South Meyers Road
			Oakbrook Terrace, IL 60181

Item 2(c)	Citizenship:

			United States

Item 2(d)	Title of Class of Securities:

			Common Stock, par value $.001 per share

Item 2(e)	CUSIP Number:

			727909-10-3

Item 3.		Type of Person:

			Not Applicable
SEC 1745(2-95)                                      Page 4 of 7

Item 4.		Ownership:

		(a)	Amount Beneficially Owned:

			 964,977 (1)(3)

		(b)	Percent of Class:

			    14.5% (1)

		(c)	Number of shares as to which person has:

            (i)     Sole power to vote or to direct the vote:
                    472,200 (1)

			(ii)	Shared power to vote or to direct the
                    vote:  492,777 (2)

			(iii)	Sole power to dispose or to direct the
                    disposition of:  472,200 (1)

			(iv)	Shared power to dispose or to direct the
                    disposition of: 492,777 (2)

_________________

(1) Includes 24,000 shares which Mr. Filipowski has the right to acquire pursuant to the exercise of vested stock options held by Mr. Filipowski.
(2)  Includes 99,067 owned by Platinum Venture Partners I, L.P. ("PVP I").
     Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP I and in such capacities may be deemed to have voting and investment power with respect to shares held by PVPI. Mr. Filipowski disclaims beneficial ownership of such shares.
(3) Includes 56,250 shares which Mr. Filipowski has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held in the name of Platinum Venture Partners II, L.P. ("PVPII"). Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP II.
(4) Includes 337,500 shares which PVP II has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock. Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP II. Mr. Filipowski disclaims beneficial ownership of such shares.

SEC 1745(2-95)                                                  Page 5 of 7

Item 5.		Ownership of Five Percent or less of a Class:

			Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of
            Another Person:

			Not Applicable

Item 7.		Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the Parent Holding Company:

			Not Applicable

Item 8.		Identification and Classification of Members of the
            Group:

			Not Applicable

Item 9.		Notice of Dissolution of Group:

			Not Applicable

Item 10.	Certification:

			Not Applicable

SEC 1745(2-95)                                          Page 6 of 7

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date:  February 16, 1999


							/s/ ANDREW J. FILIPOWSKI
                                Andrew J. Filipowski

SEC 1745(2-95)                                              Page 7 of 7